UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 08 August 2014
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

Issued by Harmony Gold
Mining Company Limited
8 August 2014
For more details contact:
Henrika Ninham
Investor Relations Manager
+27 (0) 82 759 1775 (mobile)
Marian van der Walt
Executive: Corporate and
Investor Relations
+27 (0) 82 888 1242 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T
+27 (11) 411 2000
www.harmony.co.za
JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06
Harmony focuses on free cash flow through reevaluating the
development of the decline shaft at Phakisa
Johannesburg: Friday, 8 August 2014: Harmony Gold Mining Company Limited
(“Harmony” and/or “the Company”) today announced that it has completed its business plans (“plans”) for financial year 2015. Particular focus was placed on the following:
- improving operating margins
- robust and realistic operating planning
- increasing free cash flow through higher grades and cost control
- capital expenditure which ensures returns are made within a reasonable period of time
The plans form the basis for assessing whether any impairment against the carrying value of an asset is required. These values are informed by a number of factors, including estimates of future gold prices and exchange rates, life of mine plans and operating and capital cost estimates. The business plans include the write-down of the carrying value of
Phakisa. A total impairment of approximately R1.4 billion will be recorded in Harmony’s financial results for the year ended 30 June 2014, which will reduce the net profit of the company, but will not have an impact on reported cash balances and free cash flow.
An updated feasibility study was recently completed on the Phakisa decline project and showed that a large amount of capital was required to develop the decline project.
To ensure that Phakisa meets the planning factors set out above, it has been t to decided no continue with the development of the decline.
“Our planning process was specifically aimed at ensuring that Harmony is a safe, profitable and cash generative company. A portion of the Phakisa project area will be more efficiently mined from Tshepong and this has been included in the business plan of Tshepong.
We will re-consider the Phakisa decline in future, as the project as a whole is worth investing in”, said Graham Briggs, chief executive officer.
Harmony will release its results for Q4 FY14 and the year ended 30 June 2014, on
Thursday, 14 August 2014. Please refer to the Company’s website
(www.harmony.co.za/investors) for more information on the results presentation, webcast link and dial-in details.
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 08, 2014
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name:Frank Abbott
Title: Financial
Director